UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                  Trimeris Inc.
                    -----------------------------------------
                                (Name of issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of class of securities)

                                    896263100
                   -----------------------------------------
                                 (CUSIP number)

                                  May 11, 2001
                   -----------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                /_/ Rule 13d-1 (b)
                               /X/  Rule 13d-1 (c)
                               /_/  Rule 13d-1 (d)

---------------------------------               --------------------------------
      CUSIP No. 896263100                13G           Page 2 of 8 Pages
---------------------------------               --------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY               -------- --------------------------------------------
OWNED                               SHARED VOTING POWER
BY                           6      907,100
EACH                       -------- --------------------------------------------
REPORTING                           SOLE DISPOSITIVE POWER
PERSON                       7      0
WITH                       -------- --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      908,600
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         908,600*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO

-------- -----------------------------------------------------------------------

-----------------------

* Included in this figure are the securities reported by Deutsche Asset Management Europe GmbH on the following cover page.

** Included in this percentage are the percentage of securities reported by Deutsche Asset Management Europe GmbH on the following cover page.

---------------------------------                  -----------------------------
      CUSIP No. 896263100               13G                 Page 3 of 8 Pages
---------------------------------                  -----------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Europe GmbH
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER                       5      SOLE VOTING POWER
OF                                  0
SHARES                      ------- --------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED                        6      904,000
BY                          ------- -------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
PERSON                      ------- --------------------------------------------
WITH                                SHARED DISPOSITIVE POWER
                             8      905,500
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         905,500
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Trimeris Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 4727 University Drive, Suite 100, Durham, NC 27707.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Europe GmbH ("DWS Group" and, together with DBAG, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The   principal   place   of   business   of  DWS   Group   is
Feldbergstrasse 22, 60323 Frankfurt, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Common Stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)   |_|  Broker or dealer registered under section 15 of the
                             Act;

                  (b)   |_|  Bank as defined in section 3(a)(6) of the Act;

                  (c)   |_|  Insurance Company as defined in section 3(a)(19) of
                             the Act;

                  (d)   |_|  Investment Company  Registered   under  section  8
                             of the Investment Company Act of 1940;

                  (e)   |_|  An  investment  adviser  in  accordance  with  Rule
                             13d-1 (b)(1)(ii)(E);

                  (f)   |_|  An  employee  benefit  plan,  or  endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)   |_|  A  parent  holding  company  or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)   |_|  A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                  (i)   |_|  A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)   |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           Each of the Reporting Persons owns the amount of the
                  Common Stock as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting Persons owns the percentage of
                  the Common Stock as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each  of  the Reporting Persons has the sole
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of the Reporting  Persons  has the sole
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of  More  than  Five  Percent  on  Behalf of Another
                  Person.

                  Investment  management  clients of the subsidiaries  listed in item 7 below have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of DBAG and DWS Group which acquired Common Stock included in the figures on the cover pages: DWS Investment GmbH; DWS (Austria) Investmentgesellschaft mbH; DWS Investment S.A. Luxemburg; and Deutsche Funds Management Limited.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2001



                                        DEUTSCHE BANK AG



                                        By: /s/ Jeffrey A. Ruiz
                                            ------------------------------------
                                            Name:   Jeffrey A. Ruiz
                                            Title:  Vice President



                                        By:  /s/ Margaret M. Adams
                                             -----------------------------------
                                             Name:   Margaret M. Adams
                                             Title:  Director

                                                                       EXHIBIT 1



                Consent of Deutsche Asset Management Europe GmbH


          The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Europe GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  May 21, 2001



                                        DEUTSCHE ASSET MANAGEMENT EUROPE GMBH



                                        By:  /s/ Ralf Ring
                                        ----------------------------------------
                                        Name:   Ralf Ring
                                        Title:  Compliance Officer (DWS)



                                        By: /s/ Susan Seidel
                                        ----------------------------------------
                                        Name:   Susan Seidel
                                        Title:  Compliance (DWS)